UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2002

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number  0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.
401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Books-A-Million, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of January 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended January 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of January 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of January 31, 2002 and nonexempt transactions for the year ended January 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 22, 2011

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 2002 AND 2001

ASSETS	2002	2001
Investments, at fair value	$6,178,790	$5,660,595
Receivables
Participant contributions	45,546	27,473
Company contributions	387,018	333,949
Total assets	6,611,354	6,022,017
LIABILITIES
Refund of excess contributions payable	112,949	76,024
Total liabilities	112,949	76,024

Net assets available for benefits	$6,498,405	$5,945,993

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JANUARY 31, 2002

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(728,192)
Interest and dividends	200,047
(528,145)

Contributions:
Company contributions	356,715
Participant contributions	1,047,094
1,403,809
Total additions	875,664

Deductions from net assets attributed to:
Distributions to participants	323,252
Total deductions	323,252

Net increase	552,412

Net assets available for benefits:
Beginning of year	5,945,993

End of year	$6,498,405

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 31, 2002 AND 2001
AND FOR THE YEAR ENDED JANUARY 31, 2002

1.  DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  All employees of Books-A-Million, Inc. and its subsidiaries (the "Company") who have completed one year of service (1,000 hours) and have attained the age of 21 are eligible to participate in the Plan.  Under a trust agreement effective April 1, 1996, Putnam Fiduciary Trust Company (the "Trustee") was appointed trustee for the Plan.  The Plan is administered by the Board of Directors of the Company.

Contributions
Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their compensation from the Company, as defined.  Additionally, participant elective contributions are subject to the maximum amount allowed by the Internal Revenue Code (“IRC”).  The Company’s contribution to the Plan equals a discretionary matching contribution of up to 6% of a participant’s compensation plus a discretionary profit sharing contribution.  In order for participants to receive discretionary matching contributions, they must meet minimum service requirements and be actively employed as of the last day of the Plan year.  Allocations of the Company’s profit sharing contributions are based on the proportion that each participant's eligible compensation bears to the total of all participants’ eligible compensation.  During the year ended January 31, 2002, the Company’s matching contribution equaled 50% of the first 6% contributed by participants.  No profit sharing contributions were made during this time.

Participant Accounts
Each participant’s account is credited biweekly with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution, an allocation of the Company’s discretionary profit sharing contribution (if applicable) and related actual earnings (losses).

Vesting
Participants are vested immediately in their voluntary contributions plus actual earnings (losses) thereon.  Vesting in the Company’s discretionary matching contributions and the Company’s discretionary profit sharing contributions, plus actual earnings (losses) thereon, is based upon years of service.  A participant vests 20% a year after completion of the third year of service and is 100% vested after seven years of credited service.

Forfeitures
Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan.  During the year ended January 31, 2002, Company contributions were reduced by $65,473 from forfeited nonvested accounts.  At January 31, 2002 and 2001, additional forfeited nonvested accounts totaled $23,554 and $72,144, respectively.  These accounts will be used to decrease future Company contributions.

Payment of Benefits
The Plan provides for distribution of vested account balances to participants or participants’ beneficiaries in lump-sum payments upon retirement, disability, death or termination of employment.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 31, 2002 AND 2001
AND FOR THE YEAR ENDED JANUARY 31, 2002

account balance.  The interest rate for the loan must be at the same rate a bank or other professional lender would charge for making a loan in a similar circumstance, and loans are repaid through payroll deductions.  The repayment period ranges from one to five years but can be greater than five years if the loan is used for the purchase of a primary residence.

Investment Options
Participants may direct their contributions, any discretionary Company contributions and any related earnings into seven investment options.  In addition, participants are allowed to change their investment elections quarterly.  The investment options include the Putnam Money Market Fund, The George Putnam Fund of Boston, the Putnam Equity Income Fund, the Putnam Voyager Fund, the Putnam Capital Appreciation Fund, the Putnam American Government Income Fund and Books-A-Million, Inc. common stock.

In addition, the Company’s discretionary profit sharing contributions, if any, are fulfilled through the contribution of Company common stock.

Administrative Expenses
Substantially all administrative costs and management fees of the Plan are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Marketable securities are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Subsequent to year-end, the Financial Accounting Standards Board issued several pronouncements relating to fair value. The new guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.  The guidance also expands disclosures about fair value measurements for assets and liabilities and is effective for the Plan in phases beginning with the Plan year ending December 31, 2008. Plan management does not expect that the adoption of this guidance will have a material effect on the reported amounts in the Plan’s financial statements and expanded disclosures will be provided upon adoption.

Payment of Benefits
Benefits are recorded when paid.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 31, 2002 AND 2001
AND FOR THE YEAR ENDED JANUARY 31, 2002

3.  INVESTMENT INFORMATION

The fair values of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31
	2002	2001

Putnam Money Market Fund	$1,300,873	$1,144,498
The George Putnam Fund of Boston	$620,765	$437,391
Putnam American Government Income Fund	$414,693	$354,457
Putnam Equity Income Fund	$728,743	$603,012
Putnam Voyager Fund	$1,888,344	$2,131,939
Putnam Capital Appreciation Fund	$708,986	$648,696

During the year ended January 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $728,192 as follows:

Year Ended
January 31, 2002

Mutual funds	$(802,940)
Common stock	74,748
Total net depreciation in fair value of investments	$(728,192)

4.  TAX STATUS

The Plan received a favorable determination letter dated July 11, 2000 from the Internal Revenue Service (“IRS”) stating that the Plan was designed in accordance with applicable requirements of the IRC.  The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC based upon the Voluntary Compliance Resolution (“VCR”) filing disclosed in VCR Filing below (see Note 6).  Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of January 31, 2002 and 2001, and for the year ended January 31, 2002.

5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JANUARY 31, 2002 AND 2001
AND FOR THE YEAR ENDED JANUARY 31, 2002

6.  VCR FILING

The Plan failed the Annual Deferral Percentage, the Annual Contribution Percentage and the Multiple Use nondiscrimination tests for its Plan year ended January 31, 1998, and the related excess contributions were not distributed to the highly compensated employees or forfeited by the required deadline for correction.  Because that failure, if not corrected, could result in disqualification of the Plan under Code Sections 401(a) and 401(k), the Company's management submitted the Plan to the IRS in November 1999 under the VCR program.  Under the VCR program, upon correction of the defect, the Plan is entitled to a VCR Compliance Statement from the IRS resolving any such qualification issue.  The Company received a compliance statement from the IRS in October 2000 which was conditioned on the completion of corrective actions by March 4, 2001.  All such corrective actions were taken timely, including a contribution to the Plan by the Company in the amount of approximately $58,000, excluding estimated earnings.  This amount is included in Company contributions in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended January 31, 2000.  The Company contributed a corrective amount of $76,208 in December 2000 and has no further obligations relating to this matter.

7.  COMMITMENTS AND CONTINGENCIES

The Plan was involved in proceedings with the Department of Labor during 2001 related to an examination of the Plan for the years 1995 to 2000.  Upon conclusion of the examination, it was determined that at various times the Company failed to remit participant contributions to the Plan on a timely basis resulting in a nonexempt prohibited transition.  The Company fully corrected this operational error in accordance with the Department of Labor rules by making required corrective contributions to the Plan totalling $29,419 in April 2001.

8.  CORRECTIVE DISTRIBUTIONS

Plan management made corrective distributions from the Plan totaling $112,949 and $76,024 (excluding earnings) for the Plan years ended January 31, 2002 and 2001, respectively, due to over-contribution of salary deferral and matching contribution amounts.  These amounts are included in the refund of excess contributions payable in the accompanying statements of net assets available for benefits at January 31, 2002 and 2001, respectively.

9.  RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.  RELATED PARTY TRANSACTIONS

As of January 31, 2002 and 2001, certain Plan investments were shares of mutual funds managed by Putnam Fiduciary Trust Company, the Trustee or an affiliate thereof, and therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan for investment management services were insignificant for the year ended January 31, 2002.  The fair market value of the Company stock held as investments as of January 31, 2001 and 2000 was $274,335 and $164,798, respectively.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Putnam Money Market Fund	Money market	$1,300,873
*	The George Putnam Fund of Boston	Mutual fund	620,765
*	Putnam Equity Income Fund	Mutual fund	728,743
*	Putnam Voyager Fund	Mutual fund	1,888,344
*	Putnam Capital Appreciation Fund	Mutual fund	708,986
*	Putnam American Government Income Fund	Mutual fund	414,693
*	Books-A-Million, Inc.	Common stock	274,335
*	Participant loans	Loans to participants (interest rates ranging from 5.75% to 10.00%)	242,051
			$6,178,790

*  Represents a Party-in-interest.

Column (d) has not been presented as this information is not applicable.

See accompanying independent auditors' report.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE G SCHEDULE OF NONEXEMPT TRANSACTIONS
JANUARY 31, 2002

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Amount of Transaction

Books-A-Million, Inc.	Plan Sponsor	Overdue contributions not timely remitted to the Plan.	$29,419
			$29,419

See accompanying independent auditors' report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: February 22, 2011	by: /s/Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Douglas G. Markham
Douglas G. Markham
Executive Vice President and Chief Administrative Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Brian W. White
Brian W. White
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm.